[LETTERHEAD OF KIRKPATRICK & LOCKHART PRESTON GATES ELLIS LLP]

July 10, 2007

Via Edgar and Federal Express

Pamela A. Long Assistant Director Division of Corporation Finance Securities and Exchange Commission 100 F. Street, N.E. Washington, DC 20549-6010

Re:	China Architectural Engineering, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed March 13, 2007 File No. 333-138603

Ladies and Gentlemen:

On behalf of China Architectural Engineering, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Pre-Effective Amendment No. 4 on Form S-1/A (“Amendment No. 4”) to registration statement that was originally filed on Form SB-2 on November 13, 2006 and as amended by Amendment No. 1 on Form S-1/A filed on February 5, 2007, Amendment No. 2 on Form S-1/A filed on March 13, 2007 (“Amendment No. 2”) and Amendment No. 3 on Form S-1/A filed on June 7, 2007 (“Amendment No. 4”). We are also forwarding to you via Federal Express three courtesy copies of this letter and Amendment No. 4, in a clean and marked version to show changes from Amendment No. 2. We have been advised that changes in Amendment No. 4 compared against Amendment No. 3, as submitted herewith in electronic format, have been tagged.

Based upon the Staff’s review of Amendment No. 3, the Commission issued a comment letter dated June 27, 2007. The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

Recent Events, page 3

1.
Comment: We note that you agreed to file an additional registration statement by May 23, 2007 and that there are penalty provisions related to this additional registration statement. As it does not appear that you filed this additional registration statement by the May 23, 2007 deadline, please revise your disclosure to better explain any penalties that you have currently incurred. Please also apply this comment to disclosures concerning your current Form S-1, as we read on page 4 that you were required to use your reasonable best efforts to cause this registration statement to become effective within 180 days after the closing of your Share Exchange, and you have passed that deadline. Please supplementally tell us how you are accounting for any resulting penalties, and provide the appropriate disclosures in your 2007 interim financial statements. Refer to FSP EITF 00-19-2.

Response: We respectfully note your comment and supplementally inform you that on July 7, 2007, the Company and the two affected shareholders, WestPark Capital and FirstAlliance Financial Group, Inc. entered into an agreement to waive the late filing penalty in light of the fact that the Company has devoted its best efforts to register the shares. We have revised the disclosures accordingly.

 Summary Financial Data, page 7, Selected Consolidated Financial Data, page 26 and Results of Operations, page 33

2.
Comment: We note that the weighted average common shares outstanding in your tables do not match the amount appearing on your consolidated statement of income for the three months ended March 31, 2006. Please revise your document accordingly.

Response: We respectfully note your comment and have revised the weighted average common shares outstanding at March 31, 2006 to 43,304,125 shares, which reconciles with the figures on the consolidated income statement.

Management's Discussion and Analysis, page 27 Critical Accounting Policies and Estimates, page 30

3.
Comment: In future periodic filings, please consider that your critical accounting policies should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements, The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance. While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should present a company's analysis of the uncertainties involved in applying a principle at a given time, provide an understanding about how management forms its judgments about future events, and explain how these judgments and future events could affect the financial statements.

When preparing your disclosures under the current requirements, you should consider whether you have made accounting estimates or assumptions where:

•
the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and

•	the impact of the estimates and assumptions on financial condition or operating performance is material.

If so, you should provide disclosure about those critical accounting estimates or assumptions in your MD&A. For guidance, please refer to Section V of Release No. 33¬8350, Interpretation - Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations and Section 501.14 of the Codification of Financial Reporting Policies.

Response: We respectfully note your comment and the Company will consider revising it critical accounting policies disclosure in future periodic filings to provide greater insight into the quality and variability of information regarding financial condition and operating performance. We supplementally inform you that the Company did not have any material accounting estimates or assumptions that would impact the financial condition or operating performance in this current period filing; therefore, there were no such disclosure.

Contractual Obligations, page 38

4.
Comment: Please revise your table of contractual obligations to include your long-term bank loan, as well as the estimated cash requirements for interest on your long-term debt. Refer to footnote 46 of Release No 33-8350, interpretation—Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table.

Response: We respectfully note your comment and have revised the table of contractual obligations to include the long-term bank loan with interest payment by cash.

Financial Statements for the Period Ended March 31, 2007

Note 15 - Subsequent Event, page F-21

5.
Comment: We note your discussion of the April 2007 issuance of convertible bonds and bond warrants. Please supplementally explain to us how you accounted for the issuance of these convertible bonds and warrants, including your analysis of whether the convertible bonds contain a beneficial conversion option. Additionally, to the extent that you classify the bond warrants as equity, please explain to us how you determined that such classification was appropriate in light of the fact that there is no limit to the number of shares that you may be required to issue under your registration rights agreement with the WestPark affiliates and FirstAlliance. Refer to EITF 00-19. When you update to interim financial statements that include the issuance date for your convertible bonds and bond warrants, you should briefly describe your accounting in a footnote.

Response: The issuance of Convertible Bonds and Bond Warrants will be accounted for as:

- Convertible Bonds Payable
- Paid-in Capital-Stock Warrants Outstanding

Since the Bonds and Warrants are sold as a package for a single issue price, the issue price should be allocated between the two different securities on the basis of their market values.

The Bond Discount and Debt Issue Cost are to be amortized to expense over the term to maturity.

The Convertible Bonds documentation does not contain a beneficial conversion option.

The classification of Bond Warrants as equity is appropriate because management can control the number of shares to be issued to Westpark Affiliates and First Alliance notwithstanding of any provision in the registration rights agreement that creates unreasonable exposure.

We intend to disclose the issuance of convertible bonds and bond warrants in the updated interim financial statements in the footnotes.

6.
Comment: Please also disclose in your interim footnotes the terms of the registration rights agreements related to your convertible bonds and bond warrants, supplementally explain to us how you are accounting for these registration rights agreements, and provide the applicable disclosures required by FSP EITF 00-19-2.

Response: We respectfully note your comment and supplementally inform you that the registration rights agreement between the Company and ABN AMRO BANK N.V. (the Investor) dated March 12, 2007 does not confer to the investor any special rights causing the Company to incur contingent liabilities that are to be disclosed in a footnote or to be accrued in the financial statements.

Financial Statements for the Year Ended December 31, 2006

Consolidated Statements of Stockholders' Equity, page F-26

7.
Comment: We note your response to our prior comment 10. We believe that the most appropriate presentation of your reverse acquisition of shell company CAEI is to reflect the net assets or net liabilities of CAEI in your balance sheet as though acquired on October 17, 2006 at their book value. Similarly, the offsetting total stockholders' equity or deficit of CAE immediately before the merger should be reflected in a manner similar to an issuance of stock on October 17, 2006, such that this line item in your equity statement includes the par value of the common stock effectively issued to CAEI's former shareholders plus any necessary adjustments to additional paid in capital or retained earnings to bring the total amount attributed to this line item to the amount of CAEI's total stockholders' equity or deficit immediately before the merger. Please revise.

Response: We respectfully note your comment and have revised the Consolidated Statements of Stockholders’ Equity accordingly.

8.	Comment: We note your presentation of equity transactions related to the October 17, 2006 reverse merger, as seen here and in Note 11. We have the following comments:

•
We read on your equity statement that the additional paid-in-capital relates to the issuance of common stock for cash. As this explanation is not consistent with the detail seen in Note 11 or the disclosures elsewhere in your filing, please revise the title of this line item.

•
If you wish to continue to present the details of the October 17, 2006 equity transactions in Note 11 rather than presenting them on the face of your equity statement, please include cross-references to Note 11 on the "Issuance of Common Stock" and "Additional paid in capital" line items seen on the face of your equity statement.

•
We note the addition to paid-in-capital as seen in Note 11 that is labeled as the conversion of original capital from Full. Art. Please explain to us in reasonable detail what this amount represents and how it was calculated.

Response: We respectfully note your comment and have revised the title of “Additional Paid-In Capital” item in the Equity Statement.

We continue to present details of the 10/17/2006 equity transactions in Note 11 and have included cross-references to Note 11 on the Equity Statement’s Issuance of Common Stock” and “Additional Paid-In Capital” line items.

The Conversion of original capital from Full Art of $37,582 into Additional Paid-in Capital, represents Full Art’s capital account balance left-over after the reverse-merger exchange of shares with the Shell Company.

Form 10-Q for the Fiscal Quarter Ended March 31, 2007

Consolidated Balance Sheets, page 2

9.
Comment: Please revise future Forms 10-Q to include the balance sheet at December 31, 2006 as required by Rule 10-01(c)(1) of Regulation S-X and revise your equity statement to conform to the periods presented on your balance sheet. Also make similar revisions to the interim financial statements seen in your Form S-1.

Response: We respectfully note your comment on Form 10Q for the Fiscal Quarter ended March 31, 2007 and will revise future Form 10Q to include the balance sheet at December 31, 2006 and will also revise the related Equity Statement to conform to the periods presented on the balance sheet. Interim financial statements in Form S-1 will likewise be revised.

Please do not hesitate to contact Anh Q. Tran, Esq. at (310) 552-5083 or the undersigned at (310) 552-5000 with any questions.

Sincerely,

/s/ Thomas J. Poletti, Esq.

Thomas J. Poletti, Esq.

cc:	Luo Ken Yi, China Architectural Engineering, Inc. Edward M. Kelly, U.S. Securities and Exchange Commission